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                              Washington, DC 20005

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                                                 March 14, 2007


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

          Re:  Sequoia Fund, Inc.
               File No. 811-01976
               ------------------

Dear Sir or Madam:

          Enclosed, on behalf of Sequoia Fund, Inc. (the "Corporation") and in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended, are the following:

          1. A copy of the Corporation's fidelity bond for the 2007-2008 period (the "Bond") (attached as Exhibit A); and

          2. A copy of the resolution adopted by the Board of Directors of the Corporation, including a majority of the Directors who are not interested persons of the Corporation (the "Resolution")(attached as Exhibit B).

          The premium for the Bond has been paid through February 28, 2008.


                                                 Sincerely,

                                                 /s/ Patrick E. Ogle
                                                 -----------------------
                                                     Patrick E. Ogle

Enclosures


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